

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2020

Timothy Armes
Chief Executive Officer
4Less Group, Inc.
106 W. Mayflower
Las Vegas, Nevada 89030

  Re: 4Less Group, Inc.
  Preliminary Information Statement on Schedule 14C
  Filed April 20, 2020
  File No. 000-55089

Dear Mr. Armes:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services